May 1, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Tom Kluck
Branch Chief
Division of Corporation Finance

Re:	NorthStar Realty Finance Corp.
Registration Statement on Form S-3
Filed March 6, 2009
File No. 333-157749

Dear Mr. Kluck:

We are in receipt of the letter, dated March 31, 2009, to me, Albert Tylis, Executive Vice President and General Counsel of NorthStar Realty Finance Corp. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form S-3.  To facilitate the Staff’s review of the Company’s responses, we have first reproduced in sequence the Staff’s comment.  The Company’s responses immediately follow.

Incorporation of Information we file with the SEC, page 66

1.                                       We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2008.  However, the 10-K incorporates information from the company’s proxy which has not yet been filed.  Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed.  Thus, please either amend the 10-K to include Part III or file the proxy.  Please refer to Section 123.01 of the Division’s Compliance and Disclosure Interpretations.

Company Response:

The Company filed its proxy statement with the Commission on April 21, 2009.

Part II

Items 25.1 and 25.2, Exhibits, page II-2

2.                                       We note that your exhibit index indicates that the Form T-1 Statements of Eligibility of the Trustee will be filed as exhibits 25.1 and 25.2 to the registration statement by an amendment to this registration statement or will be incorporated

NorthStar Realty Finance Corp • 399 Park Avenue, 18th Floor • New York, NY 10022 • T 212 547 2600

by reference into the registration statement.  Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.”  In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  Please refer to Section 220.01 in the Division’s Compliance and Disclosure Interpretations of the Trust Indenture Act and revise your exhibit index accordingly.

Company Response:

The Company has revised the exhibit index to indicate that the Form T-1 Statements of Eligibility of the Trustee will be filed separately under the electronic form type 305B2.

* * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 212 547-2641 (fax 212 547-2741) with any questions you may have.

Sincerely,

/s/ Albert Tylis

Albert Tylis
Executive Vice President and General Counsel

cc:	Angela McHale
(Securities and Exchange Commission)

Robert W. Downes, Esq.
(Sullivan & Cromwell LLP)